UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 7)*

Twilio Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

90138F 102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138F 102

1	Name of Reporting Persons I.R.S Identification Nos. of Above Persons Jeff Lawson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 932,136 (1)
	6	Shared Voting Power 5,957,438 (2)
	7	Sole Dispositive Power 932,136 (1)
	8	Shared Dispositive Power 5,957,438 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,889,574 (1)(2)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.8% (3)
12	Type of Reporting Person IN

(1)

Consists of 932,136 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of December 31, 2023. The reporting person has sole voting power and sole dispositive power with respect to these shares.

(2)

Consists of (i) 4,934,733 shares of Class A common stock held of record by Mr. Lawson, as trustee of the Lawson Revocable Trust and (ii) 1,022,705 shares of Class A common stock held of record by the Lawson 2014 Irrevocable Trust, J.P. Morgan Trust Company, as trustee. Erica Lawson, Mr. Lawson’s wife, is also a trustee of the Lawson Revocable Trust. Mr. Lawson serves on an investment committee that holds voting and dispositive power over the Lawson 2014 Irrevocable Trust. The reporting person has shared voting power and shared dispositive power with respect to these shares.

(3)	The percent of class was calculated based on 181,042,862 shares of Class A common stock as of November 1, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed November 9, 2023.

CUSIP No. 90138F 102

Item 1

(a)	Name of Issuer:

Twilio Inc.

(b)	Address of Issuer’s Principal Executive Offices:

101 Spear Street, Fifth Floor, San Francisco, California 94105

Item 2

(a)	Name of Person Filing:

Jeff Lawson

(b)	Address of Principal Business Office or, if none, Residence:

c/o ICONIQ Capital, PO BOX 2548, San Francisco, CA 94126-2548

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A common stock

(e)	CUSIP Number:

90138F 102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

CUSIP No. 90138F 102

Item 4	Ownership.

(a) and (b)

Amount Beneficially Owned and Percent of Class:

6,889,574 shares of Class A common stock, consisting of (i) 4,934,733 shares of Class A common stock and held of record by Mr. Lawson, as trustee of the Lawson Revocable Trust, (ii) 1,022,705 shares of Class A common stock held of record by the Lawson 2014 Irrevocable Trust, J.P. Morgan Trust Company, as trustee, and (iii) 932,136 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of December 31, 2023, which when such shares underlying options are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represent approximately 3.8% of the outstanding shares of Class A common stock. The percent of class was calculated based on 181,042,862 shares of Class A common stock as of November 1, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed November 9, 2023.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

932,136

(ii)	Shared power to vote or to direct the vote:

5,957,438

(iii)	Sole power to dispose or to direct the disposition of:

932,136

(iv)	Shared power to dispose or to direct the disposition of:

5,957,438

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

CUSIP No. 90138F 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

By:	/s/ Jeff Lawson
Jeff Lawson